EXHIBIT 2

November 2, 1998

                                                        Contact: Media Relations
                                                                 John P. Barnett
                                                                    713/627-4072

                    DUKE ENERGY SELLS PANHANDLE EASTERN AND
                       TRUNKLINE PIPELINES TO CMS ENERGY

HOUSTON--Duke Energy announced today that it had signed a definitive agreement to sell Panhandle Eastern Pipe Line Company, Trunkline Gas Company and the storage related to those systems and the Trunkline LNG Company terminal to CMS Energy for $2.2 billion, involving a cash payment of $1.9 billion and existing Panhandle debt of approximately $300 million. The sale will result in an after-tax gain of approximately $700 million, or $1.94 per share.

"This is a great example of how being true to your strategy can yield new opportunities to create or extract value," said Richard B. Priory, chairman and chief executive officer. "When CMS Energy approached us about selling the pipelines, we concluded we could accomplish our objectives in the Midwest without owning the Panhandle Eastern and Trunkline pipelines. And, we could reinvest the proceeds of the sale in high growth activities in our focused regions."

Duke Energy is aggressively developing regional centers of energy assets in the Northeast, Gulf Coast and Western U.S. and internationally. It is constructing the Maritimes & Northeast Pipeline, an 800-mile pipeline project that will bring newly developed natural gas reserves from the Sable Island Area, offshore Nova Scotia, to markets in the northeastern United States and the Maritime Provinces of Canada. In July, Duke Energy's Bridgeport Energy Facility, one of the first merchant power plants in the Northeast, began operating. The company has also announced merchant power plants in Maine and Florida. Earlier this year, the company completed its purchase of three electric power plants in California. The 2,645-megawatt combined capacity of the Morro Bay, Moss Landing and Oakland plants creates a major presence for Duke Energy in the West.

"CMS Energy has been a customer of the Midwest pipelines for many years. In fact, many of the changes that have been made to these pipelines over the years have been driven by CMS Energy's needs. They are a company we know and respect," said Fred J. Fowler, group president, Energy Transmission.

                                     (more)

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The sale of CMS Energy is contingent upon completion of due diligence and receipt of clearances under the Hart-Scott-Rodino Act. The companies anticipate closing in January 1999.

Duke Energy (NYSE:DUK) is a global energy company with more than $24 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.


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